Exhibit 99.1

Exhibit No.	Exhibits

99.1	Acceptance of the resignation of Ms. Aurora C. Ignacio as representative director of the Social Security System, effective immediately;

Election of Mr. Manuel L. Argel, Jr. as representative director of the Social Security System to hold office effective immediately and for the unexpired term of his predecessor in office, Ms. Aurora C. Ignacio;

Cash dividend declaration on the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock; and

Redemption of shares of the Company’s Series JJ 10% Cumulative Convertible Preferred Stock which were issued in the year 2014.

January 28, 2020

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:  Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

January 28, 2020

SECURITIES & EXCHANGE COMMISSION

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:  Mr. Vicente Graciano P. Felizmenio, Jr.

                   Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,606 As of November 30, 2019	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	88168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	January 28, 2020

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6.____________ (SEC Use Only)

Province, country or other jurisdictionIndustry Classification Code of Incorporation

7.Ramon Cojuangco Building, Makati Avenue, Makati City1200

Address of principal officePostal Code

8.(632) 8816-8553

Issuer's telephone number, including area code

9.Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

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11.  Item 4 (Resignation and Election of Director) and Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on January 28, 2020:

1.

The Board accepted the resignation of Ms. Aurora C. Ignacio as representative director of the Social Security System in the Company’s Board, effective immediately. The Board conveyed their gratitude to Ms. Ignacio for her service and wished her continued success in her other endeavours.

The resignation of Ms. Ignacio is not expected to have any significant impact on the Company’s current or future operations, financial position or results of operation.

2.

As recommended by the Governance and Nomination Committee which conducted the screening process and determined that director-nominee, Retired Judge Manuel L. Argel, Jr. possesses all the qualifications and has none of the disqualifications for directorship, the Board elected Retired Judge Manuel L. Argel, Jr. as representative director of the Social Security System in the Company, to hold office effective immediately and for the unexpired term of his predecessor in office, Ms. Aurora C. Ignacio.

Retired Judge Manuel L. Argel, Jr., 70 years old, is a member of the Social Security Commission (SSC), the Governing Board of the Social Security System (SSS). He shares the responsibility for the governance of the SSS in terms of providing policy directions, monitoring, and overseeing management actions. He also performs quasi-judicial functions through decisions rendered on cases involving SSS coverage, benefits, contributions and penalties.

He started his law career as an associate of private full-service law firms until he formed his own law firm in 1981. While in private practice, Retired Judge Argel was accredited in 1995 as a Voluntary Labor Arbitrator of the National Conciliation and Mediation Board. He also served as President of the Integrated Bar of the Philippines (Ilocos Chapter) from 1993 to 1995, Provincial Secretary of the National Citizens’ Movement for Free Elections, Chairman of the Ilocos Sur Local Amnesty Board, and member of the People’s Assistance Development Action Center, Inc.

His stint in the government started when he was elected as a member of the Sangguniang Bayan of Vigan City in 1980. In 2008, he received the Legislator’s Award given by the City Government of Vigan in recognition of his accomplishments and contributions as former legislator of Vigan City.

In 1995, he was appointed as Regional Trial Court (RTC) Judge of Laoag City, and served as Executive Judge from 2005 to 2007 and Presidential Assistant for Region 1 in the Philippine Judges Association. He retired from the Judiciary in 2015. His record of public service as a judge was marked by a very high degree of competence, integrity, dedication and independence.

He obtained his Bachelor of Arts in Philosophy and Bachelor of Laws Degrees from San Beda University.

3.

The Board declared a cash dividend of ₱12,285,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending March 15, 2020, payable on March 15, 2020 to the holder of record on February 24, 2020.

                                      Page 5 of 6

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2019, which are sufficient to cover the total amount of dividend declared.

4.

The Board authorized/approved the redemption of shares of the Company’s Series JJ 10% Cumulative Convertible Preferred Stock (the “SIP Shares”) which were issued in the year 2014, effective May 12, 2020. The record date for the determination of the holders of outstanding SIP Shares subject to redemption is February 11, 2020.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

January 28, 2020

                                        Page 6 of 6

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Ma. Lourdes C. Rausa-Chan
Name	:	MA. LOURDES C. RAUSA-CHAN
Title	:	Corporate Secretary

Date:  January 28, 2020